Intiva BioPharma Inc.
4340 East Kentucky Avenue

Suite 206

Glendale, CO 80246

April 2, 2018

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Christine Westbtook, Staff Attorney

Re: Intiva BioPharma Inc.

Draft Registration Statement (DRS) on Form S-1

Submitted January 22, 2018

CIK No. 0001625288

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated February 16, 2018, with respect to the above-referenced DRS on Form S-1 filed by Intiva BioPharma Inc. (the “Company”) on January 22, 2018. For the convenience of the staff, we have included each of the staff’s comments numbered sequentially, followed by our response to each numbered comment.

Cover page

Comment 1. Comment 1. Item 501(b)(3) of Regulation S-K requires disclosure of the offering price of your securities to the public, and where such disclosure is impracticable, it is permissible to disclose the method by which the offering price is to be determined. Where your common stock is quoted on the OTC Pink market, it is insufficient to meet the requirements of Item 501(b)(3) to refer to prevailing market prices or negotiated transactions. Please revise to disclose a fixed price at which shares will be sold until such time that your common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response 1. It is anticipated that the Company’s shares of common stock will be approved for quotation on the OTCQB at the time the S-1 registration statement is filed.

Risk Factors, page 7

Comment 2. Please add a risk factor discussing the risk that you may not be able to access bank services due to the nature of your business. Alternatively, please tell us why you believe this disclosure is not necessary.

Response 2. We have added a risk factor titled “We may have difficulties accessing the services of banks in the United States due to the nature of our business.” on page 15.

We will depend on certain development partners to conduct our research activities, page 17

Comment 3. The term “Research Partners” implies that you will share the costs and revenues associated with the development and commercialization of a product candidate. If your reference was intended to describe a third party you engage to provide research, clinical trial, consulting or other services in exchange for fees, please revise to clarify. Alternatively, clarify your intention to seek partners who will share in the costs of development and any future revenues.

Response 3. We revised this risk factor and the disclosure throughout the registration statement to use the term “third party.”

The control deficiencies in our internal control over financial reporting may until remedied cause errors..., page 24

Comment 4. Your risk factor caption implies that you have identified control deficiencies. If that is accurate, please identify your known deficiencies.

Response 4. We have revised and added the second paragraph to this risk factor on page 24 as follows:

The control deficiencies in our internal control over financial reporting may until remedied cause errors in our financial statements or cause our filings with the SEC to not be timely.

There may be errors in our financial statements that could require a restatement, or our filings may not be timely made with the SEC. Based on the work undertaken and performed by us, however, we believe the financial statements contained in our reports filed with the SEC are fairly stated in all material respects in accordance with generally accepted accounting principles (“GAAP”) for each of the periods presented.

At present, our internal control over financial reporting or disclosure controls and procedures are not effective. We identified material weaknesses including lack of sufficient internal accounting personnel in order to ensure complete documentation of complex transactions and adequate financial reporting during the period ended December 31, 2017 and during the year ended June 30, 2017. Management has identified corrective actions for the weaknesses and intends to implement accounting procedures to address before mentioned material weaknesses during the fiscal year 2018.

We intend to implement additional corporate governance and control measures to strengthen our control environment as we are able, but we may not achieve our desired objectives. We may identify material weaknesses and control deficiencies in our internal control over financial reporting in the future that may require remediation and could lead investors losing confidence in our reported financial information, which could lead to a decline in our stock price.

Interests of Named Experts and Counsel, page 31

Comment 5. Please expand your disclosure to indicate that Richard Rubin beneficially owns 200,000 common shares that are included in the registration statement. See Item 509 of Regulation S-K.

Response 5. We amended the disclosure to indicate that Doida Law Group LLC will pass on the validity of the Common Stock being offered pursuant to this Registration Statement. See page 32.

Description of Business

The Kotzker Development Project, page 34

Comment 6. Please expand your discussion of the license agreement with Kotzker Consulting LLC to describe each parties rights and obligations under the agreement, including all payments made to date, all potential payments, commercialization rights, royalties, term and termination provisions. Additionally, file the licensing agreement with Kotzker as an exhibit to the registration statement or tell us the basis for your belief that it is not required.

Response 6. We have expanded our disclosure under subheading “The Kotzker Development Project” and added a section titled “Rights and Obligations under the Kotzker License Agreement” on pages 35 and 36. The licensing agreement will be filed as Exhibit 10.1

Market Opportunities for our Drug Development Projects, page 38

Comment 7. Please remove the statement to the effect that it is generally agreed that cannabinoid-based drugs have tolerable safety profiles. Given the extremely limited market of approved products, it is inappropriate for you to draw conclusions regarding the safety or efficacy of any category of potential products as these determinations are within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

Response 7. We have removed the statement that it is generally agreed that cannabinoid-based drugs have tolerable safety profiles. See page 40.

Information Incorporated by Reference, page 59

Comment 8. As a former shell company, you are not eligible to incorporate information by reference into the registration statement. Please remove this section. Refer to Instruction VII. D to Form S-1.

Response 8. We have removed this section.

Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-3

Comment 9. Tell us how you computed weighted average common shares outstanding of 11,485,325 for the period from March 27, 2017 to June 30, 2017 with reference to the numbers of shares reported on page F-4. If you weighted the shares outstanding assuming a full year tell us why.

Response 9. We have revised the weighted average common shares outstanding for the period from March 27, 2017 to June 30, 2017 to 24,421,423. See page F-4.

Respectfully submitted,

/s/: Evan Wasoff
Evan Wasoff, CFO